General Rules and Regulations
                                   promulgated
                                    under the
                         Securities Exchange Act of 1934

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No....)


                          POPSTAR COMMUNICATIONS, INC.
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                                (Name of Issuer)


                  Restricted Common Stock with $0.001 par value
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                         (Title of Class of Securities)


                                   766169 10 6
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                                 (CUSIP Number)

                               Mr. Ki Keong CHONG
      10A, 10th Floor, Plaza Pekeliling, Jalan Kampar, Off Jalan Tun Razak,
                          Kuala Lumpur, Malaysia 50400
                                (+60-3) 4043 9799
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 12, 2001
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)




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


CUSIP No. 766169 10 6
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
    (entities only)
     Mr. Ki Keong CHONG
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
 (a)..........................................................................
 (b)..........................................................................
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(3) SEC Use Only

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(4) Citizenship or Place of Organization
       Malaysian
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Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power
      2,000,000(1)
  ------------------------------------------------------------

(6) Shared Voting Power
      0
  ------------------------------------------------------------

(7) Sole Dispositive Power
      2,000,000(1)
  ------------------------------------------------------------

(8) Shared Dispositive Power
      0
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(9) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,000,000(1)
-----------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ].
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(11) Percent of Class Represented by Amount in Row 9   9.1%(2)
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(12) Type of Reporting Person (See Instructions) IN

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 Note (1)      Held by Kemayan E.C.  Hybrid  ("KECH");  Mr. Ki Cheong CHONG is a
               Director of KECH and has the sole or shared power to vote or to direct the vote and has sole or shared power to dispose or to direct the disposition over shares.
 Note (2) The percentage represented is the total 2,000,000 as a percentage of 22,042,000 shares outstanding at July 12, 2001.

Item 1(a) Name of Issuer:
              POPstar Communications, Inc.



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

Item 1(b) Address of Issuer's Principal Executive Offices:
              107 East 3rd Avenue, Vancouver, BC Canada V5T 1C7

Item 2(a) Name of Person Filing:
              Ki Keong CHONG

Item 2(b) Address or Principal Business Office or, if none, Residence:
              10A, 10th Floor, Plaza Pekeliling,
              Jalan Kampar, Off Jalan Tun Razak
              Kuala Lumpur, Malaysia 50400

Item 2(c) Citizenship:
              Malaysian

Item 2(d) Title of Class of Securities:
              Restricted Common Stock par value $0.001 per share

Item 2(e) CUSIP No.: 766169 10 6

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

   a. [ ] Broker or Dealer registered under Section 15 of the Act.
   b. [ ] Bank as defined in Section 3(a)(6) of the Act.
   c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
   d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
   e. [ ] An investment adviser in  accordance  with Rule 13d-1(b)(1)(ii)(E);
   f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
   g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
   h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
   i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
   j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

   a. Amount Beneficially Owned: 2,000,000(1)

   b. Percent of class: 9.1%(2)

   c. Number of shares as to which such person has:
    i.  Sole power to vote or to direct the vote: 2,000,000(1)
   ii.  Shared power to vote or to direct the vote: 0
   iii. Sole power to dispose or to direct the disposition of: 2,000,000(1)
   iv.  Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased



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

to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

On July 12, 2001, Mr. Chong, a resident of Malaysia, acquired control of Kemayan E.C. Hybrid ("KECH"), a company incorporated in the British Virgin Islands with limited liability. KECH is 100% beneficially owned by Mr. Ki Cheong Chong.

Item 8. Identification and Classification of Members of the Group

        Not applicable

Item 9. Notice of Dissolution of Group

        Not applicable
--------------------------------------------------------------------------------
 Note (1) Held by Kemayan E.C. Hybrid ("KECH"); Mr. Ki Cheong CHONG is a Director of KECH and has the sole or shared power to vote or to direct the vote and has sole or shared power to dispose or to direct the disposition over shares.
 Note (2) The percentage represented is the total 2,000,000 as a percentage of 22,042,000 shares outstanding at July 12, 2001.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   July 19, 2001
--------------------------------------------------------------------------------
 Date

   /s/ Ki Keong Chong
--------------------------------------------------------------------------------
 Signature

   Mr. Ki Keong CHONG
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 Name/Title





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